[redacted]

15049647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46167

SEC Mail Processing Section
MAR 09 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Allied Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 West Broadway, 12th Floor
(No. and Street)

San Diego	CA	92101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice Doza — (636) 534-2745
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1100 Walnut Street, Ste 1300	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Janice Doza, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2014, and supplemental schedules as of December 31, 2014, pertaining to First Allied Securities, Inc. (the "Company") are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Janice Doza 2/27/15

Signature Date

CFO

Title

Teresa A. Fiscus

Notary Public

TERESA A. FISCUS
Notary Public - Notary Seal
State of Missouri
Commissioned for Warren County
My Commission Expires: January 24, 2019
Commission Number: 14455886

This report ** contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
( ) (c) Statement of Income
( ) (d) Statement of Cash Flows
( ) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( ) (h) Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements. See Note 11 to financial statements)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements. See Note 11 to financial statements)
() (j) A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
() (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (See Note 10 to financial statements)
(x) (l) An Oath or Affirmation
( ) (m) A Copy of the SIPC Supplemental Report (Filed as a Separate Document)
() (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)
(x) (o) Report of Independent Registered Public Accounting Firm

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

firstallied

FIRST ALLIED SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

FILED PURSUANT TO RULE 17a5(e)(3) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
AS A PUBLIC DOCUMENT

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of First Allied Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of First Allied Securities, Inc. (the "Company"), at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As described in Note 13 to the financial statements, the Company has revised its 2013 financial statements as of and for the year ended December 31, 2013 from the amounts previously reported on by other auditors. We also have audited the revision to the 2013 financial statements to correct an error, as described in Note 13. In our opinion, such adjustments are appropriate and have been properly applied. As the prior period financial statements have not been presented herein, the revision has been effected as an adjustment to the January 1, 2014 opening accumulated deficit balance. Our opinion is not modified with respect to this matter.

PricewaterhouseCoopers LLP

February 28, 2015

PricewaterhouseCoopers LLP, 1100 Walnut, Suite 1300, Kansas City, MO 64106
www.pwc.com/us

FIRST ALLIED SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$14,145,933
Notes receivable, net of allowance for uncollectible notes of $421,523	18,666,383
Commissions receivable	8,342,582
Goodwill	4,838,823
Intangible assets, net of accumulated amortization of $2,815,497	3,826,510
Receivables from brokers, dealers, and clearing organizations	2,608,142
Other receivables, net of allowance for doubtful accounts of $289,945	1,991,807
Due from affiliates, net	2,249,348
Property and equipment, net of accumulated depreciation of $113,168	271,897
Other assets	1,866,701
TOTAL	$ 58,808,126

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 14,448,535
Accrued compensation	2,551,134
Accrued expenses and accounts payable	1,591,396
Deferred tax liability	818,611
Payable to brokers, dealers and clearing organizations	55,620
Other liabilities	1,891,876
Total liabilities	21,357,172
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value; authorized 1,500,000 shares, issued and outstanding 100 shares	1
Additional paid-in capital	42,196,376
Accumulated deficit	(4,745,423)
TOTAL STOCKHOLDER'S EQUITY	37,450,954
TOTAL	$ 58,808,126

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

First Allied Securities, Inc. (FAS or the Company) is a wholly owned subsidiary of FAS Holdings, Inc. (the Parent) whose parent is First Allied Holdings Inc. (FAHI). FAS' primary activities include the brokerage of equity and fixed-income securities as well as the sale of investment company shares, and insurance products. FAS is a registered broker/dealer and member of the Financial Industry Regulatory Authority (FINRA), and is also a registered investment advisory pursuant to the Investment Advisors Act of 1940. FAS is also registered as an introducing broker with the U.S. Commodities Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

FAHI is a wholly owned subsidiary of RCS Capital Holdings, LLC ("RCS Holdings"), which is a wholly owned subsidiary of RCS Capital Corporation ("RCAP").

FAS has agreements with non-affiliated clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair statement of results.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less. The Company had $13.6 million in cash balances as of December 31, 2014 that were in excess of the FDIC insured limits.

Commissions Receivable

Commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product manufacturers, and mutual fund and annuity trailers.

Receivables from brokers, dealers, and clearing organizations

The receivable from clearing brokers represents amounts due from commissions earned. Commissions earned collateralized amounts due to the clearing brokers, if any.

Notes Receivable

The Company loans money to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable promissory notes and payback promissory notes. Management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions. See Note 4 for more information.

Other Assets

Other assets primarily consist of prepaid expenses and amounts due from financial advisors.

Income Taxes

FAS was acquired by RCAP on June 30, 2014 and will be included in the consolidated federal income tax return of FAHI for the period January 1, 2014 to June 30, 2014. For the post-acquisition period from July 1, 2014 to December 31, 2014, FAS will be included in the consolidated federal return of RCAP. Federal income taxes are generally allocated to FAS as if it had filed a separate return. FAHI will also file combined state tax returns for certain states.

The Company has adopted the authoritative guidance within ASC 740 relating to accounting for uncertainty in income taxes. The guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. See Note 5 for more information.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes payable and income tax expense on the statement of financial condition and statement of income.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Pursuant to FASB Accounting Standards Codification (ASC) 350, *Goodwill and Others*, goodwill is evaluated at least annually by management for impairment, and more frequently in certain circumstances. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets. FAS considers all segments as one reporting unit for goodwill valuation purposes. Impairment exists when the carrying amount of the goodwill exceeds its implied fair value (See also Note 7). Because goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on goodwill would not affect FAS' regulatory net capital.

In accordance with FASB ASC 360, Property, Plant and Equipment, long-lived assets, such as purchased intangibles subject to amortization and depreciation, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not

be recoverable. On an ongoing basis, FAS reviews the valuation and amortization of the intangible assets and takes into consideration any events or circumstances that might have diminished its value.

3. FAIR VALUE DISCLOSURES

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the quarterly reporting period in which they occur. For the year ended December 31, 2014, there were no transfers between Levels 1, 2 and 3. Further, the Company did not have any assets or liabilities categorized as Level 3 during the year ended December 31, 2014.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current and best available as of the measurement date, including during periods of market dislocation.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2014 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Other assets:				
Equity securities	$ 63	$ —	$ —	$ 63
U.S. government bonds	164	—	—	164
Total trading securities	227	—	—	227
Total	$ 227	$ —	$ —	$ 227
Liabilities:				
Other liabilities:				
Equity securities	63,424	—	—	63,424
State and municipal government obligations	—	105,493	—	105,493
Total	$ 63,424	$ 105,493	$ —	$ 168,917

The carrying value of accounts receivable and notes receivable approximates the fair value as they have limited credit risk. Therefore, customer and notes receivables are classified as Level 2 in the non-recurring fair value hierarchy. Goodwill and intangible assets established upon acquisition were fair valued and were classified as Level 3 in the non-recurring fair value hierarchy.

4. NOTES RECEIVABLE

The Company loans money to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. Management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions.

Payback notes are promissory notes extended primarily to financial advisors with the obligation to pay back the principal and accrued interest.

The forgivable notes contain provisions for forgiveness of principal and accrued interest if the financial advisor meets specified revenue production levels or length of service and are amortized over the life of the loan, which is generally six to eight years, using the straight-line method, and are included in commission expense. In the event the financial advisor does not meet the specified production level, one year of principal and interest are due. The Company intends to hold the notes for the term of the agreements.

The Company monitors its outstanding notes on a monthly basis to identify potential credit loss and impairment. Notes receivable are considered impaired when, based upon current information and events, management estimates it is probable that the Company will be unable to collect amounts due according to the terms of the promissory note. Criteria used to determine if impairment exists include, but are not limited to: historical payment and collection experience of the individual loan, historical production levels, the probability of default on the loan, status of the representative's affiliation agreement with the Company, and, or any regulatory or legal action related to the representative.

The Company's notes receivable for the year ended December 31, 2014 were as follows:

		December 31, 2014
Beginning balance	$	11,780,189
Originated loans		11,217,876
Collections		(1,822,428)
Forgiveness/amortization		(2,625,558)
Accretion		113,972
Allowance		2,332
Ending balance	$	18,666,383

As of December 31, 2014, notes receivable included $16,745,087 of forgivable loans and $1,921,296 of payback loans.

The following table presents the Company's allowance for uncollectible amounts due from financial advisors for the year ended December 31, 2014:

		December 31, 2014
Beginning balance	$	423,855
Provision for bad debt		115,379
Charge off - net of recoveries		(117,711)
Total change		(2,332)
Ending balance	$	421,523

5. INCOME TAXES

The reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate for the year ended December 31, 2014 was as follows:

U.S. federal statutory income tax rate	34%
Increase (decrease) in tax rate resulting from:	
State and local income taxes net of federal benefit	5.5%
Valuation allowance	(83.0%)
Other	(2.4%)
Effective income tax rate	(45.9%)

Deferred income tax expense (benefits) result from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred income tax assets are recognized if, in the Company's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance. During 2014, the Company determined that the realizability of the deferred taxes was not more likely than not and set up a valuation allowance. The components of the deferred income taxes as of December 31, 2014 were as follows:

Deferred tax assets	
Net operating loss carryforward	$ 1,322,825
Accrued liabilities and reserves	1,125,062
Stock-based compensation	103,826
Fixed assets	41,583
Gross deferred tax assets	2,593,296
Valuation allowance	(1,854,321)
Deferred tax assets, net of valuation allowance	738,975
Deferred tax liabilities	
Goodwill	818,611
Intangible assets	738,975
Total deferred tax liabilities	1,557,586
Net deferred tax liability	$ 818,611

The Company believes that, as of December 31, 2014, it had no material uncertain tax positions. Interest and penalties relating to unrecognized tax expenses (benefits) are recognized in income tax expense, when applicable. There was no liability for interest or penalties accrued as of December 31, 2014.

As of December 31, 2014, the Company had US federal net operating loss carryforwards of $3.3 million, which begin to expire in 2033.

The Company files tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is open to audit under the statute of limitations by the Internal Revenue Service for 2013. The Company or its subsidiaries' federal and state income tax returns are open to audit under the statute of limitations for 2011 to 2014.

6. EMPLOYEE BENEFIT PLANS

401(k) and Health and Welfare Benefit Plan for Employees —The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan that are administered by a third party. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is administered by a third party and is eligible to all employees who have completed 30 consecutive days of employment.

7. RELATED PARTY TRANSACTIONS

Due from affiliates represents amounts owed to the Company to fund certain activities of the Parent and its affiliates. At December 31, 2014, these balances do not bear any interest. All amounts are collectable at December 31, 2014.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

As of December 31, 2014 the Company has $4.8 million in goodwill. There were no changes in the carrying amount of goodwill in 2014.

Intangibles

The gross carrying amount and accumulated amortization of intangibles is as follows:

	Gross Carrying Amount	Accumulated Amortization	Net
Amortizing identified intangible assets			
Advisor relationships	**$6,642,007**	**$2,815,497**	**$3,826,510**
Total	**$6,642,007**	**$2,815,497**	**$3,826,510**

FAS defines advisor relationships as the relationships with financial advisors and their customers that provide a significant source of income through recurring revenue over the course of the economic life of the relationships.

9. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases. The following table shows the future annual minimum rental payments due:

	Year Ended December 31,
2015	$ 2,132,810
2016	2,190,326
2017	2,068,195
2018	2,131,463
2019	2,194,731
Thereafter	8,410,818
Total	$ 19,128,343

Legal proceedings related to business operations— The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records legal reserves and related insurance recoveries on a gross basis. As of December 31, 2014, the Company recorded legal reserves related to several matters of $1,671,400 in other liabilities in the statement of financial condition.

There are 20 cases that are "reasonably possible" for which we cannot provide a reasonable estimate. These generally are cases subject to FINRA arbitration or customer claims.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 and CFTC Regulation 1.17 requires the maintenance of the greater of the minimum dollar amount of net capital required, which is based on the nature of the Company's business. The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2014, the Company had net capital of $3,430,685, which was $3,180,685 in excess of required net capital of $250,000.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2014, the Company complied with all such requirements.

11. SEC RULE 15c3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company claims an exemption from the computation of the Reserve Requirement pursuant to the exemptive provision of Rule 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company claims an exemption from the Information Relating to Possession or Control Requirements Under Rule 15c3-3 pursuant to the exemptive provision of Rule 15c3-3(k)(2)(ii).

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

FAS clears all transactions on a fully disclosed basis with clearing firms that maintain all related records. In the normal course of business, FAS engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose FAS to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. FAS maintains all of its trading securities at the clearing firms, and these trading securities collateralize amounts due to the clearing firms.

Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. FAS is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case FAS may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon FAS' financial statements.

The Company has agreed to indemnify its clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2014, there were no amounts to be indemnified to the clearing brokers for these accounts.

13. REVISION TO THE 2013 FINANCIAL STATEMENTS

The financial statements as of and for the year ended December 31, 2013, not presented herein, were audited by other independent auditors, whose report dated February 27, 2014 expressed an unqualified opinion on those financial statements. The Company has revised the December 31, 2013 financial statements to reflect the correction of an error from the misapplication of accounting principles related to recording trailer revenue and the resulting commission expense and income tax expense on a cash basis rather than on an accrual basis.

As a result of this correction, the following summarizes the impact of these adjustments on previously reported December 31, 2013 balances.

	Balance at December 31, 2013 as previously reported	Adjustment to Correct Error	Balance at December 31, 2013 as revised
Commissions receivable	$ 0	$ 7,648,230	$ 7,648,230
Commissions payable	5,186,710	6,703,930	11,890,640
Deferred income tax asset	585,188	(377,720)	207,468
Stockholder's equity	$ 40,140,172	$ 566,580	$ 40,706,752

As the prior period financial statements have not been presented herein, the revision has been effected as an adjustment to the opening accumulated deficit balance. These adjustments were audited in connection with the audit of the December 31, 2014 financial statements.

14. SUBSEQUENT EVENTS

Management evaluated activity of the Company through February 28, 2015, the date the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition or disclosure.

******

First Allied Securities, Inc.

Schedule I - Computation of Net Capital for Brokers and Dealers Under Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)
Year Ended December 31, 2014

Net Capital	
Stockholder's equity	**$37,450,954**
Non-allowable assets	
Receivables from clearing brokers, non-allowable	**1,220,763**
Due from affiliates	**1,957,258**
Notes receivable, net	**18,666,383**
Goodwill	**4,838,823**
Intangibles, net	**3,826,510**
Furniture, equipment and leasehold improvements, net	**271,897**
Commissions receivable	**981,585**
Other receivables	**484,289**
Other assets	**1,740,049**
Total non-allowable assets	**33,987,557**
Other deductions – unsecured debits/short positions	**13,967**
Net capital before haircuts on securities positions	**3,449,430**
Haircuts on cash equivalents and securities	**18,745**
Net capital	**3,430,685**
Computation of alternative net capital requirement	
Minimum net capital requirement	**250,000**
Excess net capital	**$ 3,180,685**

There are no material differences between the amounts presented above and the amounts presented in the Company's amended December 31, 2014 unaudited Focus Part IIA Report as filed on February 27, 2015.